Exhibit 99.1

Diversified Energy Results of the Court Meeting and General Meeting

Diversified Energy Company PLC (LSE: DEC, NYSE:DEC) (“Diversified” or “the Company”) is pleased to announce Results of the Court Meeting and the General Meeting held on 10 November 2025

Results of the Court Meeting and the General Meeting held on 10 November 2025

On 10 November 2025, Diversified announced proposals to establish, by means of a UK scheme of arrangement under Part 26 of the Companies Act 2006, Diversified Energy Company, a new Delaware corporation ("NewCo") as the parent holding company of Diversified (the "Scheme"). A circular (the "Circular") was published to shareholders on 17 October 2025 containing, amongst other things, the terms of the Scheme, the formal notices convening the requisite shareholder meetings and the related voting instructions. Capitalized terms used in this announcement but not defined shall have the meaning given to them in the Circular.

Today, two meetings of Diversified's shareholders were held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD in connection with the Scheme and related matters. The first meeting was a meeting convened by an order of the High Court of Justice made on 10 November 2025 (the "Court Meeting") to approve the Scheme. The second meeting was a general meeting of Diversified (the " General Meeting") to approve certain matters related to the Scheme.

Results of the Court Meeting

Diversified is pleased to announce that, at the Court Meeting to approve the proposed Scheme, the resolution approving the Scheme was passed by the requisite majority on a poll.

The result of the poll taken at the Court Meeting of Diversified shareholders is set out as follows:

	Number of Scheme Shareholders who voted*	Percentage of shareholders represented who voted	Number of Scheme Shares voted	Number of Scheme Shares voted as a percentage of the issued ordinary share capital
For	58	99.35%	54,739,048	71.23%
Against	2	0.65%	359,311	0.46%
Total	60	100%	55,098,359	71.69%
* The court meeting was attended by 58 registered shareholders (via proxy) but the total number of votes by number “For” (58), and “Against” (2) adds up to 60 because Cede & Co. (as nominee for The Depositary Trust Company) and GTU Ops Inc. (as nominee for the Company’s depositary receipt arrangement administered by Computershare Trust Company N.A.) are two Shareholders of Record, but the voting instructions and electronic votes submitted by the underlying banks and brokers included votes “For”, and “Against”. For the purposes of the table above, the votes “by number” in respect of Scheme Shares registered in the name of Cede & Co. and GTU Ops Inc. are represented as one vote “For”, and one vote “Against”.

Accordingly, the resolution approving the Scheme at the Court Meeting was passed by a majority in number representing at least seventy-five per cent by number of votes of those present and voting at the Court Meeting (in person or by proxy).

Results of the General Meeting

At the General Meeting, Diversified shareholders passed each of the resolutions by the requisite majorities on a poll. The full text of each resolution is contained in the Notice of General Meeting.

The total number of votes cast in respect of each resolution is set out in the table below. Diversified’s issued share capital, excluding treasury shares, as at 6 November 2025 was 76,852,459 and the number of votes per share is one.

Resolution	For	%	Against	%	Withheld	Total Votes Cast
Ordinary Resolution: Approval of The Diversified Energy Company 2025 Equity Incentive Plan	51,856,597	94.83%	2,825,035	5.17%	232,977	54,914,609
Special Resolution: Authorise the directors to take actions for carrying the Scheme into effect, approve the reduction of capital, including cancellation of the share premium account, approve the capitalisation and cancellation of the merger reserves, and approve the amendment of the articles and re-registration of the Company and adoption of the post scheme articles	54,731,390	99.72%	156,273	0.28%	26,946	54,914,609

Completion of the Scheme

Completion of the Scheme remains subject to the sanction of the High Court of Justice in England and Wales, the hearing in respect of which is expected to take place on November 21, 2024. Subject to the court and other regulatory approvals, it is anticipated that the Scheme will become effective on or around November 21, 2025. The shares of NewCo are expected to be listed on the NYSE, and the admission of the shares of NewCo to listing on the equity shares (international commercial companies secondary listing) category of the Official List of the FCA and to trading on the London Stock Exchange’s main market for listed securities is expected to become effective on or around November 24, 2025. Copies of the resolutions passed at the Court Meeting and the Extraordinary General Meeting will be submitted shortly to the National Storage Mechanism, where they will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on acquiring, operating, and optimizing cash-generating energy assets. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.